UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No. 3 )
Filed by the Registrant ☐
Filed by a Party other than the Registrant ☑
Check the appropriate box:
☑	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

CNS RESPONSE, INC.

(Name of Registrant as Specified In Its Charter)

Leonard J. Brandt

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
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☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
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☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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SOLICITATION BY LEONARD J. BRANDT
OF PROXIES OF STOCKHOLDERS
of
CNS RESPONSE, INC.
TO STOCKHOLDERS OF CNS RESPONSE, INC.:
I, Leonard J. Brandt, am soliciting proxies of the stockholders of CNS Response, Inc. to be used at the Special Meeting of Stockholders being held in lieu of an Annual Meeting, and any adjournments or postponements thereof (collectively the “Special Meeting”), to be held on [_____, 2009, at 10 A.M.], Eastern Standard Time, at the office of United Corporate Services, Inc., 874 Walker Road, Suite C, Dover, Delaware 19904. Proxies are being solicited for the following purpose:
PROPOSAL 1 To elect the following individuals (the “Nominees”) as directors of CNS Response, Inc., a Delaware corporation with its principal executive offices located at 2755 Bristol St., Suite 285, Costa Mesa, California 92626 (the “Company”), to serve until the next annual meeting and until their successors are elected and qualified.
Leonard J. Brandt
William E. Bunney, Jr., M.D.
William Murray
Mordechay Yekutiel
Andy Goren
Michael Yuhas

Sincerely,
/s/ Leonard J. Brandt
Leonard J. Brandt

PLEASE CAREFULLY READ THE ACCOMPANYING PROXY STATEMENT FOR MORE DETAILED INFORMATION. IF YOU HAVE ANY QUESTIONS OR NEED ADDITIONAL COPIES OF THE PROXY SOLICITATION MATERIALS, PLEASE SUBMIT YOUR REQUESTS TO LEONARD J. BRANDT AT 31878 DEL OBISPO ST., SUITE 118-131, SAN JUAN CAPISTRANO, CA 92675 OR BY FAXING A WRITTEN REQUEST TO (949) 743-2785.

ii

Preliminary Copy
SOLICITATION BY LEONARD J. BRANDT
OF PROXIES OF STOCKHOLDERS OF CNS RESPONSE, INC.
PROXY STATEMENT
GENERAL INFORMATION
The accompanying Blue Proxy Card is solicited by the Leonard J. Brandt, a stockholder of CNS Response, Inc. (the “Company”) to be used at the Special Meeting of Stockholders being held in lieu of an Annual Meeting, and any adjournments or postponements thereof (collectively the “Special Meeting”), to be held on [_____, 2009, at 10 A.M.], Eastern Standard Time, at the office of United Corporate Services, Inc., 874 Walker Road, Suite C, Dover, Delaware 19904. Shares represented by a valid Proxy (“Proxy”) will be voted as specified if received in time for the Meeting. If a choice is not specified in the Proxy, the Proxy will be voted FOR the election of all the director nominees listed in this Proxy Statement. The Proxy may be voted in the discretion of the proxy holders named therein on other business as may properly come before the Meeting. Proxies may only be voted in the discretion of the holder of this proxy on matters that come before the meeting of which the person making this solicitation did not know a reasonable time before making this solicitation. The person making this solicitation will provide updated information on any such matter if he learns of such other matter a reasonable amount of time before the meeting such that supplemental soliciting materials could be disseminated.
The costs of Proxy solicitation will be paid by Leonard J. Brandt. It is contemplated that Proxies will be solicited principally through the use of the US Mail, telephone, internet, email and facsimile transmission. Leonard J. Brandt will reimburse banks, brokerage houses, and other custodians, nominees or fiduciaries for their reasonable expenses in forwarding proxy material to the beneficial owners of the shares held by them. The participants may solicit proxies in person or by telephone, facsimile, internet, email, mail, courier, and delivery services. Leonard J. Brandt intends to conduct all solicitation activities himself. Neither Leonard J. Brandt nor any of the other participants intends to conduct any solicitations through any regular employees, specially-engaged employees or proxy solicitation firms.
[IN DEFINITIVE PROXY ONLY: This Proxy Statement and Blue Proxy Card are first being mailed to stockholders on or about _____, 2009.]
Definitive copies of this Proxy Statement when filed with the Securities and Exchange Commission, are intended to be first sent, given or released to holders of Common Stock on _____, 2009, which is 10 days after the filing of this preliminary Proxy Statement or after such shorter period prior to that date as the Securities and Exchange Commission may authorize upon a showing of good cause.
Mr. Brandt is separately soliciting both proxies for a special stockholder meeting in lieu of an annual meeting and written consents of stockholders, each of which are intended to accomplish the same purposes.
The Company has challenged the validity of the special meeting called by Mr. Brandt, and bases challenges to the special meeting on a supposed belief in an interpretation of its Bylaws that allows the Company to dictate the timing of special meetings, and, therefore, Mr. Brandt is also soliciting written consents because they can accomplish the same ends without being subject to challenges based on the Company’s interpretation of its Bylaws. In fact, Delaware corporations cannot limit the use of written consents by adopting contrary bylaws, and the only effective limitations on written consents would be set forth in the certificate of incorporation, and cannot be adopted by the Board absent prior approval of its stockholders.

If you provide Mr. Brandt both a proxy card and a written consent, he will use each or both in the manner which he judges most effective to accomplish the goals of replacing the incumbent Board of Directors. Mr. Brandt will also, for your convenience, treat any timely revocation of one as a revocation of both.
Under the Delaware Corporation law and the Company’s Bylaws, votes represented by proxies will be counted at the earliest time when a quorum is present or represented by proxy at the special meeting. A quorum is a majority of the outstanding shares.
Under the Delaware Corporation law, written consents will take effect when written consents of a majority of the outstanding shares are delivered to the Company.
QUORUM; VOTE REQUIRED FOR APPROVAL; EFFECT OF ABSTENTIONS AND VOTES AGAINST
The only outstanding class of stock of the Company having voting rights is the Company’s Common Stock, par value $0.001 per share. Only holders of Common Stock are entitled to vote on the Proposal. Each share of Common Stock has one vote.
To establish a quorum for the meeting requires the presence at the meeting, in person or by proxy, of a majority of the outstanding Common Stock. There were 28,349,171 shares of Common Stock outstanding as of June 26, 2009 according to the stockholder list as of June 19, 2009, as received from American Stock and Transfer Company and our calculations of various stockholder exercises of warrants and options not reflected in that list. A majority of the number of shares outstanding would be 14,202,934 shares.
“Disapproving” or “abstaining” on Proposal 1, and brokers’ indicating a “non-vote” in any other manner, all have the same effect, and none is counted as a vote on Proposal 1; however, each may be considered as “present” in person or by proxy at the meeting, and therefore, because a vote against, an abstention or a nonvote may be deemed to indicate presence in person or by proxy at the meeting, doing so could help establish a quorum for the meeting.

Votes of the holders of a plurality of the shares of Common Stock present or represented at the meeting are required to approve Proposal 1 in accordance with the Delaware General Corporation Law and the Bylaws of the Company.
Holders of record of more than half of the Company’s Common Stock have addresses in California. Therefore, if the Company, on a consolidated basis with its California and Colorado subsidiaries, has the major amount of its revenues, assets and payroll in California, the Company could be required to have cumulative voting under the requirements of Section 2115 of the California Corporations Code, despite the fact that the Company is a Delaware corporation and its charter does not provide for cumulative voting. Mr. Brandt has requested California tax return information from the Company in order to determine whether cumulative voting would, if requested by a stockholder, be required under Section 2115. This information would be readily available to the Company and would be known by the Company, but the Company has chosen not to provide the information to Mr. Brandt. If any stockholder requests cumulative voting at the meeting, therefore, voting will be conducted both in the normal manner and, provisionally, on a cumulative voting basis. Provisional voting will either take effect or not, but will not take effect until the Company provides the information needed in order to determine whether cumulative voting is required by Section 2115 of the California Corporations Code, and will be given effect only if that provision of law so requires in the Company’s actual circumstances, when known.
In cumulative voting, each share of stock will be entitled to the number of votes equal to the number of Board seats to be filled at the meeting. The stockholder can either cast all of these votes for one candidate or apportion votes among more than one candidate in any manner. The nominees receiving the largest number of votes, up to the number of Board seats to be filled, will be elected. The proxies solicited hereby confer discretionary authority to cumulate votes if cumulative voting is requested at the meeting by any stockholder.
A Blue Proxy Card is included at the end of this document. If a preference is not indicated on a signed and dated Proxy delivered by any Stockholder, the Proxy will be counted as FOR each of the Proposals.
RECORD DATE; OUTSTANDING COMMON STOCK
The Record Date for determining the number of shares of Common Stock outstanding shall be _____, 2009, which is the date prior to the giving of notice of the meeting] or [a date determined by the Board of Directors not later than ten days before the date of the meeting.
PROCEDURE TO VOTE
Holders of shares of Common Stock on the Record Date are urged to sign, date and return the Blue Proxy Card to Leonard J. Brandt via fax to (949) 743-2785 or send addressed to him at 31878 Del Obispo St., Suite 118-131, San Juan Capistrano, CA 92675.
If your shares of Common Stock are registered in more than one name, the accompanying Proxy form should be signed by all such persons.
However, if your shares are held in the name of a brokerage firm, bank or nominee, only they can give a Proxy for your shares, and only upon receipt of your specific instructions.
If your shares are not held in a brokerage account and a stock certificate is registered in your own name, you are the Stockholder of record. You may print out, sign and date the Proxy form attached hereto.

On the other hand, if your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name,” and in that case these proxy materials are being forwarded to you by your broker who is considered, with respect to those shares, the Stockholder of record. To sign the Proxy as a beneficial owner, you may either—
A. Direct your broker to sign the Proxy for your shares by sending a written directive to your broker to do so; OR
B. Specifically request a document called a “legal proxy” from your broker which you will sign and date and forward with a signed and dated copy of the Proxy.
IN EITHER CASE, SEND ALL PROXIES TO LEONARD J. BRANDT AT 31878 DEL OBISPO ST., SUITE 118-131, SAN JUAN CAPISTRANO, CA 92675 OR BY FAX TO (949) 743-2785.
REVOCABILITY OF PROXIES
Any Proxy given pursuant to this solicitation is considered revocable by the person giving it at any time before it is used. Any Proxy may be revoked by duly-executing a written notice of revocation of Proxy or a Proxy bearing a later date and delivering the same to Leonard J. Brandt at 31878 Del Obispo St., Suite 118-131, San Juan Capistrano, CA 92675 or by fax to (949) 743-2785 if received prior to the Special Meeting.

PERSON MAKING THIS SOLICITATION
This solicitation of Proxies is not made by the Company. Leonard J. Brandt is making this solicitation of Proxies. The only other participants in the solicitation are the Nominees. Please see “PROPOSAL 1, ELECTION OF DIRECTORS, Information With Respect to the Nominees”.
The participants may solicit Proxies in person or by telephone, facsimile, internet, email, mail, courier, and delivery services. Leonard J. Brandt intends to conduct all solicitation activities himself. Neither Leonard J. Brandt nor any of the other participants intends to conduct any solicitations through any regular employees, specially-engaged employees or proxy solicitation firms.
EXPENSES OF SOLICITATION
The entire expense of the solicitation of Proxies will be borne by Leonard J. Brandt. Leonard J. Brandt currently estimates that the total expenditures for, in furtherance of, or in connection with the Proxy solicitation will be approximately $150,000. Leonard J. Brandt has incurred approximately $50,000 of such expenses to date. If any of the Nominees are elected, Leonard J. Brandt intends to seek reimbursement from the Company for those expenses, but does not intend to submit the question of such reimbursement to a vote of the stockholders.
BACKGROUND OF CALL FOR SPECIAL MEETING
Section 210(d) of the Delaware General Corporation Law provides, “Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.” Article 1, Section 1.3 of the Company’s Bylaws as in effect at the time that the meeting was called provided that “special meetings of stockholders may be called at any time by the holders of not less than one-fourth (1/4) of all the shares entitled to vote at the meeting.”
Accordingly, on June 19, 2009 Leonard J. Brandt delivered to the Company a notice signed by himself as well as EAC Investment Limited Partnership, Carolina Brandt, Rayanne Brandt and Eleanor Brandt, holders of record of at least 6,388,837 shares in total (25.3% of the outstanding stock) on June 19, 2009, that they had called a special meeting of the Company’s stockholders. The number of shares and percentage of outstanding stock is determined according to a stockholder list provided by the Company dated June 19, 2009 and showing that there were 25,299,547 shares of Common Stock outstanding as of that date. However, in fact on June 9, 2009 Mr. Brandt had exercised a stock purchase warrant held by him and thus purchased 607,900 shares of Common Stock from the Company that were not yet reflected on the Company’s stockholder list. Also, on June 19, 2009, immediately before delivering the notice that a special meeting was called, Mr. Brandt exercised a stock option held by him and thus purchased 2,124,720 shares of Common Stock from the Company.
Mr. Brandt also caused notice of the meeting to be mailed to all stockholders of record at their addresses listed on the stockholder list of the Company.
On June 26, 2009, Mr. Brandt delivered to the Company a notice that modified the place for holding the special meeting that was previously called. The reason for changing the meeting place was that the Company’s registered office is designated by the Bylaws of the Company as the appropriate meeting place. In June 2009, the Company changed the registered office it had used since inception, and Mr. Brandt became aware of this change after the meeting was just called. Therefore he delivered another notice to the Company indicating the address of the new registered office as the new meeting place. The notice also deferred the meeting date to accommodate the mailing of new meeting notices to stockholders. Mr. Brandt caused a revised notice of the meeting to be mailed to stockholders. Also of June 26, 2009, Mr. Brandt delivered to the Company a notice signed by the same persons that they had called an additional special meeting. As of the date of delivery of this notice, Mr. Brandt’s stock ownership had increased by an additional 2,124.740 shares by virtue of his exercise of stock options on June 19, 2009.

Mr. Brandt does not at this time have access to a stockholder list as of June 26, 2009, but believes the persons who called the meeting held, just as they did at July 19, 2009, more than 25% of the outstanding stock at that time.
Both calls for a special meeting were the same other than the earlier one set a date and time and the second stated that the date of the meeting would be the tenth calendar day after Mr. Brandt files a definitive proxy statement with the Securities and Exchange Commission. This statement relates to whichever of the special meetings is validly held first and at which a quorum is present.
DISPUTE BY INCUMBENT BOARD OF SPECIAL MEETING
The Company sought a temporary restraining order in the Delaware Court of Chancery to prevent the meeting from being held. The Company’s motion for a restraining order was denied by the Delaware Court of Chancery.
The Company asserted, among other things, in the litigation in Delaware that the call of a special meeting was invalid because it would be inequitable to allow a meeting to go forward. The Delaware court explicitly declined to prohibit the meeting from going forward.
Mr. Brandt believes that the stockholders have acted in full compliance with the Bylaws in calling a stockholder meeting. Section 1.2 of the Company’s Bylaws authorized the stockholders to call a special meeting for the purpose of electing directors in the event that the Board fails to hold an annual meeting “on the second Tuesday of the third month after the end of the Corporation’s fiscal year” The failure of the Company to have held an annual meeting before the special meeting in undisputed.
One of the arguments the Company made is that a meeting on 10-day notice, although satisfying the Bylaws and the corporate laws, could lessen participation in the meeting and could lessen the Company’s ability to solicit proxies in opposition to Mr. Brandt. In similar circumstances, the Delaware Court of Chancery has declined to enjoin a stockholder vote authorized by and in full compliance with the corporation’s bylaws. For example, in American Hardware Corp. v. Savage Arms Corp., 135 A.2d 725, 726 (Del. Ch. 1957), affd, 136 A.2d 690 (Del. 1957), the plaintiff sought a restraining order to postpone the special meeting of stockholders, which was noticed in full compliance within the 10-day notice provision in the company’s bylaws. As the Company argued in the Delaware case, the plaintiff in American Hardware argued that “the notice time [was] too short” to allow the plaintiff to solicit proxies. In denying the plaintiffs application, the Court explained that no authority existed which “would entitle the court to interfere where the notice is in accordance with all statutory and by-law provisions.” On appeal, the Supreme Court of Delaware affirmed, noting that “[t]his is no case of disregard of the by-law; the by-law was complied with.” It further recognized that “[i]f plaintiffs’ argument were accepted, the courts could be required, in every case such as this, to override the by-law and fix the length of the notice.” Finally, the court observed that “[t]here is nothing unusual about a ten-day notice provision” and “the circumstances of a proxy contest in itself furnishes no sufficient reason for the courts to interfere.” Like the plaintiff in American Hardware, the Company sought to postpone the meeting to prolong the time during which it may solicit proxies. It cannot, however, as the Delaware Supreme Court recognized in American Hardware, escape the implications of the bylaw’s 10-day notice provision with which the Company was aware and Mr. Brandt and the other stockholders who called the meeting have fully complied.
The Company’s protestations about its inability to comply with the Federal Securities laws also failed to establish a credible basis for enjoining the stockholder meeting. The Delaware Court of Chancery has rejected similar arguments in the past. For instance, in Newcastle Partners, L.P. v. Vesta Ins. Group, Inc., 887 A.2d 975, 981-82 (Del. Ch. 2005) (the Delaware Supreme Court concluded that the setting of a meeting of stockholders “is paradigmatically within the internal affairs doctrine” and that SEC Rule 14(c) does not “interfere with the power of state courts to require that stockholder meetings be held in accordance with the requirements of state corporation law.”) In Esopus Creek Value LP v. Hauf, 913 A.2d 593, 606 (Del. Ch. 2006) the Delaware Court of Chancery applied the same principles to SEC Rule 14(a).

The Company made other allegations about the notice delivered to the Company to call the meeting, asserting that certain technical requirements exist for a meeting notice. The Company stated that the notice given to the Company also (i) should have been addressed or sent to the stockholders of the Company, (ii) should not have mentioned participation by telephone, and (iii) should have specified a record date. As for those objections—
The Bylaws do not specify where to address or deliver a notice that a meeting has been called. Mr. Brandt provided a signed document to the Company for its records, and the document was signed by stockholders holding the requisite amount of stock. The assertion that this must be addressed to the stockholders has no basis in the Bylaws. Notice to stockholders of the meeting is of course required, but the Bylaws are explicit about requiring that the notice to stockholders state the time, date, place and general purpose of the meeting, but not more. For instance, the Bylaws do not recognize that the person(s) calling the meeting be identified in the notice.
The notice calling the meeting did state that ”stockholders can attend the meeting by telephone”; however, telephonic attendance at a meeting is within the Board’s discretion to permit or refuse. Therefore, the incumbent Board received a statement that attendance by telephone will be permitted, and the Board refused to permit it. The Board was not misled or harmed by the statement. Meeting notices sent to stockholders did not contain the statement. In any event, a right to call a meeting should not be lost on account of a technical disagreement with one nonessential sentence in a notice to the Company. Moreover, knowing that the Board might not take any action to permit or facilitate telephonic attendance at the meeting, the notice also clearly stated that each item, such as the item stating that telephonic attendance would be allowed, was severable of all others, and any invalid statement would be deemed excised without affecting the other statements in the call for meeting.
The call for meeting did not specify a record date because it is not in the discretion of stockholders to set a record date for a meeting under the Delaware General Corporation Law or the Company’s Bylaws, which both provide that the record date for a stockholders’ meeting either can be set by the Board, subject to certain legal restrictions, or, if not set by the Board, would be set by law as the date immediately before notice of the meeting is given. The date notice would be given was both undetermined and undeterminable by the stockholders at the time of calling the meeting. The argument that the stockholders should know and state the record date in another red herring argument against the stockholders’ ability to call a special meeting.
The Company also asserts that there were technical deficiencies in the notices given to stockholders of the time, date, place and general purpose of the special meeting.
The special meeting was and may again be noticed in accordance with the Company’s Bylaws and the Delaware General Corporation Law. Article 1, Section 1.4 of the Company’s Bylaws provides, “The notices of all meetings shall state the place, date and hour of the meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called.” Section 222(a) of the Delaware General Corporation Law provides, “Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

The Company asserted in the litigation in Delaware that notice of a meeting should be invalidated unless it also contains (i) an identification of the sender of the notice, (ii) an identification of any nominees for election, (iii) a specification of the number of directors to be elected, (iv) a description of how proxies would be solicited, (v) a statement of the number of shares outstanding and the number of shares constituting a quorum, or (vi) a designation of which directors would serve on which committees and their qualifications to serve on each. A notice of meeting merely informs stockholders of the time, date, place and general purpose of a meeting, the only information prescribed by the Delaware General Corporation Laws and the Bylaws of the Company.
The Company has also alleged in the Delaware court that “The information detailed [in the previous paragraph in items (i) through (vi)] is a portion of the information required to be provided to stockholders of a public company. However, this statement is intended to include all such information and is intended to be provided by Mr. Brandt to all people solicited by him. The Company’s assertion that stockholders are entitled to receive such information with the notice of the meeting is misguided because the notice of meeting is not a proxy solicitation, as the terms proxy and solicitation are defined in the Rules promulgated under Section 14(a) of the Securities Exchange Act of 1934. As admitted by the Company’s pleadings, “The Notice does not disclose any means for soliciting proxies. It provides no process for voting and no procedure for submitting votes by proxy.” As further admitted, the notice did not even identify the sender and could not elicit anyone to respond, much less lead to giving a proxy.
In the Delaware case and in the similar case filed by the Company in Federal District Court, the Company also alleges that Mr. Brandt and EAC solicited proxies from more than 10 persons. Rule 14a-2(b)(2) exempts “Any solicitation made otherwise than on behalf of the registrant where the total number of persons solicited is not more than ten.” First, Mr. Brandt believes that EAC did not solicit a proxy from anyone. As for Mr. Brandt, he denies that the Company would be entitled to an injunction. Mr. Brandt believes that he has appropriately solicited proxies in accordance with that exemption.
Moreover, Mr. Brandt has filed this proxy statement with the Securities and Exchange Commission and intends to deliver a definitive copy hereof to each person from whom he solicits proxies. Indeed, the proxy statement was filed before the Company filed either the complaint in Delaware or the complaint in Federal Court. Mr. Brandt has also filed a similar consent solicitation statement with the Securities and Exchange Commission. In Cook United, Inc. v. “Stockholders Protective Committee of Cook United, Inc.”, et al., 79 Civ. 2189 (JMC), May 21, 1979, the Federal District Court dismissed a complaint for injunction brought by Cook United, Inc. against the “Stockholders Protective Committee of Cook United, Inc” The plaintiff claimed that the total number of persons solicited was more than 10. After the defendants allegedly solicited 13 persons, the defendants submitted proxy materials to the SEC and distributed them to the stockholders solicited. The Court concluded, “It therefore appears that the proxy statements, mailed by the Committee on or about May 11, cured any defect in the original solicitation.” In Pantry Pride, Inc. v. Rooney, et al, 598 F.Supp. 891, (SD. NY 1984), the court, in an analogous situation, concluded that “ There has been no showing that anyone was misled by the alleged solicitation of the eleventh shareholder. Although the conversations and statements may have been calculated to result in the withholding of support for plaintiff’s slate, the Committee’s proxy statement combined with the ample time and enormous discovery in this matter have cured any defects in the original solicitation. The purpose of court-sanctioned enforcement of nonsolicitation provisions is not to frustrate shareholders who wish to exercise their franchise in favor of a proposed change in management, but rather, to ensure that adequate information is disclosed.” In Studebaker Corp. v. Gittlin, 360 F.2d 692 (2d Cir. 1966), a case where the defendant had been found to have solicited more than 10 persons and had not yet filed a proxy statement , an injunction was granted, but only until the defendant could show compliance with the requirements to file a proxy statement and distribute it.
The Company also asserts that an injunction is appropriate because Mr. Brandt and EAC each allegedly filed late an amendment or an original filing of a Schedule 13D, report of beneficial ownership. Mr. Brandt believes that the Schedules 13D do not materially change the mix of information that was known to the persons whom he solicited. Moreover, each of Mr. Brandt and EAC had filed its Schedule 13D, and Mr. Brandt believes that each Schedule 13D amply discloses the beneficial ownership and intentions with respect to, in Mr. Brandt’s case, soliciting proxies, and in EAC’s case, intending to vote, for replacement of the incumbent Board. In the Pantry Pride v. Rooney case, as cited above, the court stated “Initially, the Court notes that even if plaintiff proved materially misleading statements or omissions in a shareholder’s 13D filing, proper relief on these facts would be a curative disclosure, not a preliminary injunction. See Rondeau v. Mosinee Paper Co., 422 U.S. 49, 57-65, 95 S.Ct. 2069, 2075-79, 45 L.Ed.2d 12 (1975); Treadway Companies, Inc. v. Care Corp., 638 F.2d 357, 380 (2d Cir.1980).”

The Company has also alleged in Delaware that a stockholders’ special meeting should not be held because the Company’s Board now has set a time and date of the next annual meeting — in September 2009. The Delaware courts, as described above, do not invalidate bylaw and statutory provisions allowing stockholder meetings to be called and held on 10-days notice on the basis of another meeting that a corporation plans to hold.
The Company also asserted that the meeting place of the called special meeting is inconvenient to the stockholders and therefore that some of the stockholders would not have an opportunity to attend and to vote. Actually, the meeting place must be established in accordance with Section 1.1 of the Bylaws, and the stockholders have no power to choose the meeting place. As it happened in this case, the Board did not select a meeting place for the special meeting, and therefore the meeting place could only be at the registered office of the Company in Delaware. The incumbent Board of Directors might have chosen a different place for the special meeting, as the Bylaws authorized them to do. The Board could have chosen to establish that the meeting would be held at its office in California, for instance in order to facilitate attendance. In the absence of that, the Bylaws set the meeting place. The Board could also have allowed telephonic participation to help facilitate attendance if this were of sufficient concern to the incumbent Board.
PROPOSAL 1
ELECTION OF DIRECTORS
Leonard J. Brandt believes that the Stockholders should elect the Nominees as directors of the Company to serve until the next annual meeting and until their successors are elected and qualified. The Nominees have consented to be named herein and have agreed to serve if elected.
There are only six (6) nominees named in this proxy statement, and, therefore, the holders of proxies shall only be entitled to vote for six (6) nominees.
The number of authorized directors, also known as the number of seats on the Board, can be set or changed from time to time by the incumbent Board of Directors. To the best of Leonard Brandt’s knowledge, the number of seats on the Board is currently six (6), with five (5) seats filled and one vacancy authorized by the incumbent Board on April 10, 2009 when Daniel A. Hoffman was appointed or invited to the Board (although he either resigned or declined to become a director) or, if not earlier, on June 18, 2009 in connection with a proposal approved by a majority of the Board to appoint or invite John Pappajohn to the Board (although he has either resigned or declined to become a director). Mr. Brandt believes the vacancy continues to exist because he has no information concerning a subsequent Board resolution to reduce the number of seats, and also a representative of the Company has described to Mr. Brandt “an open invitation to John Pappajohn to join the Board.” Mr. Brandt’s information concerning Board resolutions is incomplete because the Company has declined Mr. Brandt’s request to be provided all of the minutes of the Board.
If the number of authorized directors at the time of the election exceeds the number of Nominees, then even if all the Nominees are elected, the seats on the Board that are in excess of the number of Nominees will continue to be filled by an incumbent director or, if vacant, will remain vacant unless or until someone is validly elected to fill the vacancy. Therefore other persons who are nominated and elected with the next highest number of votes. The holder of proxies solicited hereby will not have discretionary authority to vote for more than a total of the six (6) Nominees or substitute Nominees, and the holder of the proxy being solicited hereby cannot use discretionary authority to vote the proxies for other persons for those excess seats. Therefore any seats numbering in excess of six (6) may be filled by the vote of stockholders or their proxies holding fewer shares than those held by persons supporting the nominees named herein. If the excess seats are not filled by any other persons who may be nominated and elected at the meeting, then incumbent directors could continue in office even though they receive no votes in their favor. In addition, incumbent directors could refuse to serve if nominated and could resign if their terms do not otherwise expire.

If the number of authorized directors at the time of the election is fewer than the number of Nominees, then whichever of the Nominees or other persons who receive the most votes will be elected, up to the number of seats to be elected.
The more that the incumbent Board increases the number of authorized directors and fills the seats before the election, the greater the degree of disenfranchisement that would be suffered by the stockholders approving this Proposal. For instance, if the incumbent Board raises the number of authorized directors to fifteen (15) and fills all those seats before the election, then the stockholders approving this Proposal could elect directors to fill, at most, only six (6) (a minority) of the fifteen (15) seats.
Reasons for Recommending the Nominees for Election
The Nominees are independent businessmen and scientists with enthusiasm and respect for the efforts of the Company and its stockholders, developers and managers.
All Nominees have been in a position of knowledge of the Company’s developments for some time. One (Dr. Bunney) is currently a scientific advisor of the Company, and one other (Mr. Murray) was asked to consider standing for election as a Board member by the Board as of early 2009. Another (Mr. Yuhas) has had informal discussions of participation on the Board with an incumbent Board member other than Mr. Brandt. Another (Mr. Goren) is an informal advisor to the Company on genomic matters. Another (Mr. Yekutiel) has been involved with NuPharm, that developed some of the technology that the Company is utilizing. Of course, Mr. Brandt was the Company’s CEO until April 2009.
Four of the Nominees (Messrs. Goren, Murray, Yuhas and Brandt) are or have been CEO’s of small health-technology companies whose experiences are directly relevant to the stage, size and issues confronting the Company.
The nominees are experienced in relevant technical fields—
Four of the Nominees are experienced in the field of medical devices—Messrs. Murray, Goren, Bunney and Brandt.
Four of the Nominees are experienced in the field of genomics—Messrs. Bunney, Goren, Murray and Brandt.
Three of the Nominees are experienced in the field of brain physiology—Dr. Bunney, Goren and Brandt.
Three of the Nominees are experienced in the field of psychopharmacology—Messrs. Bunney, Yuhas and Brandt.
Two of the Nominees are experienced in the field of healthcare reimbursement—Messrs. Murray and Yuhas
Three of the Nominees are experienced in the field of behavioral health management—Messrs. Bunney, Yuhas and Brandt.
One of the Nominees is experienced in the field of academic psychiatry—Dr. Bunney.
Potential Positive Effects of Approving the Proposal
Mr. Brandt believes that the stockholders of the Company will be served best by bringing in new perspectives on spending and financing.

If the Proposal is approved and the Nominees are elected, the Nominees intend, in general, to minimize the dilution to existing stockholders by raising lower amounts prior to the announcement of results of the clinical trials, to raise more significant amounts after the announcement of the clinical trial results at prices and on terms that are more favorable to the Company, and to attempt to renegotiate and, if unsuccessful, to consider challenging the recent transactions with interested persons.
Potential Negative Effects of Approving the Proposal
In the event the Nominees are elected, the incumbent Board, with the exception of Leonard Brandt, may continue, acting either in their individual capacities or purportedly on behalf of the Company, may challenge the election. The costs that the Company incurs in an election challenge could be significant.
On June 12, 2009, the Company borrowed $1,000,000 from John Pappajohn due and payable in one year, except that if an Event of Default occurs, John Pappajohn can demand payment immediately. One of the “Events of Default” would be if George Carpenter quits his position as CEO or is fired. Unfortunately, if Mr. Carpenter quits or is terminated before June 12, 2010, the effect under the debt to John Pappajohn would be an “Event of Default”. If the Nominees are elected, there is a risk that Mr. Carpenter might quit or be terminated as CEO resulting in an “Event of Default.” The Company’s indebtedness to Pappajohn would become due if Mr. Pappajohn demands immediate payment. The amount due would be $1,090,000 (including a $90,000 “premium” payable in lieu of interest).
On March 30, 2009, the Company borrowed $250,000 from Sail Venture Partners, and on May 14, 2009, the Company borrowed an additional $200,000 from Sail Venture Partners, and the total original principal amount plus interest is presently due and payable upon demand of Sail Venture Partners, a demand that Sail Venture Partners can make at any time. Since David B. Jones, an incumbent member of the Board, is an affiliate of Sail Venture Partners, Sail Venture Partners might demand repayment if Mr. Jones is replaced on the Board by one of the Nominees.
As for the intentions and present plans of the Nominees to address these issues, please see “THE NOMINEES’ INTENTIONS AND PRESENT PLANS.”
Information With Respect to the Nominees
Listed below are the Nominees, with information showing the principal occupation or employment of the Nominees, the principal business of the corporation or other organization in which such occupation or employment is carried on, and such Nominees’ business experience during the past five years.
Leonard J. Brandt, age 53, currently serves as a director of the Company. He became the Company’s Chairman of the Board, Chief Executive Officer and Secretary upon completion of the Company’s merger with CNS Response, Inc., a California corporation (or CNS California) on March 7, 2007 and served in those capacities until April 10, 2009. Mr. Brandt was a founder of CNS California, and had served as its President and Chief Executive Officer, and as a member of its Board of Directors since its inception in 2000. Mr. Brandt started his career with Norwest Venture Capital in 1980. In 1983 he became Vice President of Norwest Growth Fund and General Partner of Norwest Venture Partners, where he served until 1990. In this capacity he was primarily responsible for the firm’s investments in the healthcare industry, including several involving the behavioral health industry. In 1995 Mr. Brandt founded Time Segment Publishing, Inc and was its President until 1999. In 1999, Mr. Brandt co-founded Embro Vascular, LLC, a provider of technology for least-invasive harvesting of the saphenous vein for heart-bypass surgery. He also individually provided consulting to early stage ventures from 1993 until he co-founded Mill City Venture Consulting in 1998. Mill City Venture Consulting was initially an advisor to NuPharm, Inc., the predecessor of CNS California. Mr. Brandt holds a Bachelor of Science degree from the College of Commerce at University of Illinois and a Masters of Business Administration from Harvard University.

William E. Bunney, Jr., M.D., age 79, currently serves on the scientific advisory board of CNS Response, Inc. Dr. Bunney is the Senior Associate Dean of Research, School of Medicine, University of California, Irvine (“UCI School of Medicine”) and the Della Martin Chair, Department of Psychiatry. Dr. Bunney first joined UCI School of Medicine in 1982 as Chairman of the Department of Psychiatry. From 1991 to 1998 Dr. Bunney served as Director of Research. In 1998, Dr. Bunney was appointed Academic Co-Chairman, Department of Psychiatry where he served until 2007, before he was named Senior Associate Dean of Research, UCI School of Medicine. Dr. Bunney serves on the scientific advisory boards of Neosync, Inc., a medical device company involved in the magnetic treatment of psychiatric disorders and Thuris Corporation, a company engaged in neuropharmaceutics, electrophysiological treatment and diagnosis. Dr. Bunney serves as a consultant to Psych Pain Pharmaceuticals, Inc., a company engaged in the diagnosis and treatment of psychological pain and Neudezine, a nanodevice for connectivity of neurons and nanowires. In addition, Dr. Bunney serves on the National Scientific Advisory Board of NARSAD, the Harvard International Brain Repository, the World Health Organization Expert Panel on Mental Health, and is a Consulting Fellow with the World Innovation Foundation. Previously, Dr Bunney was employed as director of the Federal Treatment, Education and Research Endeavor for Narcotic Addiction and Drug Abuse with the National Institutes of Health. Additionally, Dr Bunney has served as president of the American College of Neuropsychopharmacology, West Coast College of Biological Psychiatry, the Psychiatric Research Society and the Collegium Internationale Neuro-Psychopharmacologicum (CINP). Dr. Bunney received his M.D. from the University of Pennsylvania Medical School and completed his residency in Psychiatry at Yale University School of Medicine. He is the author of more than 400 scientific publications, the editor of seven books, and on the editorial board of seventeen (17) psychiatry peer review scientific journals. Dr. Bunney has received a number of national and international research awards including the Hofheimer Research Award, the International Anna-Monika Award and the NARSAD Nora Maddox Falcone Prize for Outstanding Achievement in Affective Disorders Research. Dr. Bunney was elected to the Institute of Medicine of the National Academy of Sciences and recently designated a Lifetime National Associate.
William Murray, age 48, has over 20 years of experience in the Medical Device and Life Science areas. He is currently the President and Chief Executive Officer of ReShape Medical, Inc. (“ReShape”), a development stage company focused on non-surgical therapies for the treatment of obesity. Prior to ReShape, Mr. Murray has held various senior level executive positions. From June 2006 through January 2008, he served as Chief Executive Officer of Murray Consulting, an executive management consulting company. From January 2005 through May 2006, Mr. Murray served as President of the Molecular Biology Division of Applied Biosystems, a company engaged in supplying life science tools for genetic analysis. From June 2003 through June 2004, Mr. Murray served as Group President of Respiratory Technologies at Viasys Healthcare, a company engaged in respiratory therapy. From October 1985 through June 2003, Mr. Murray worked in various capacities at Medtronic, Inc, a medical technology services company. Prior to his departure he served as President of the Pacemaker business. In addition to leading the Pacemaker Business, Bill was responsible for CRM business development, the EP Systems Business, and the Functional Diagnostic Business. Prior to running these businesses, he had responsibility for engineering, development and project management of a number of implantable pacing systems. Bill holds a BSEE from the University of Florida. Mr. Murray currently serves on the Board of Directors of ReShape Medical, Inc. and has previously served as a director for Zinectics Medical, Inc. and Innovatus Ventures.

Mordechay Yekutiel, age 62, has had his primary profession of the last 33 years in commercial real estate operating in CA, TX and NV. From March of 1988 to the present, Mr. Yekutiel has served as President of Moty Yekutiel, Inc., a company acting as a manager of real estate enterprises. Moty Yekutiel, Inc. serves as the General Partner for Masco Associates, Easco Corporation and Lake Center LP, all real estate development companies. Mr. Yekutiel’s secondary activity has been financial support and guidance of early stage technology driven companies including, QPC, Inc. a laser manufacturer with applications in dermatology and other fields, and NuPharm, Inc. the predecessor technology development company that licensed the basic rEEG technology to CNS Response, Inc.
Andy Goren, age 38, From July 2006 to the present, Mr. Goren has served as President of PharmaGenoma, Inc. (“PharmaGenoma”), a molecular dermatology research and development company. PharmaGenoma is dedicated to the research and development of new prescription based therapies tailored to an individual’s genetic make up. During this time, from January 2008 to the present, Mr. Goren has also served as President and Chief Executive Officer of HairDx LLC, a wholly-owned subsidiary of PharmaGenoma and an FDA registered pharmacogenomics research and development company. HairDX LLC markets the first genetic test for male and female hair loss. From June 2004 to July 2006, Mr. Goren served as Chief Executive Officer of BioQ, Inc., a medical device company pioneering the treatment of gait and balance disorders due to peripheral neuropathy. Previously Mr. Goren served as Chief Executive Officer of MobileWise, Inc., a revolutionary wire-free electric power delivery system. Mr. Goren brings 15 years of industry experience in manufacturing, sales, marketing, business development, fundraising, and OEM relationships with large global corporations. Mr. Goren obtained his B.S. degree in Mathematics from the University of California at Berkeley and performed graduate studies in Neuroscience at Stanford.
Michael Yuhas, age 58, is a healthcare executive with background in the behavioral health, public health, health insurance and CM/DM sectors, including private and public companies. From January 2007 to the present, Mr. Yuhas has served as the President and Chief Executive Officer of Integra Health Management, Inc., which provides physical/behavioral health management services and strategic health management consulting to healthcare payers. From January 2007 to January 2009, Mr Yuhas also served as a director of Comprehensive Care Corporation, which provides managed care services in the behavioral health and psychiatric fields. From January 2003 to September 2005, Mr. Yuhas served as the Chief Executive Officer of Health Integrated, Inc., a company which serves health plans, employers, and public sector payers, delivering UM, CM and DM programs for medical and behavioral health conditions. Previously, Mr. Yuhas served as Executive Vice President of Strategic Development for Magellan Health Services, Inc., a national provider of specialty health management services, including provider networks, employee assistance programs, advanced radiology and specialty pharmacy management.

SECURITY OWNERSHIP OF THE PARTICIPANTS
The following table sets forth the name and the number of shares of Common Stock of the Company beneficially owned as of June 26, 2009, by Leonard J. Brandt and each of the Nominees.

	Number of Shares
Name of Beneficial Owner	Beneficially Owned		Percent of Class (1)

Leonard J. Brandt(2)	9,838,777	(8)	32.5%
William E. Bunney, Jr., M.D.(3)	20,000	(9)	*
William Murray(4)	—		—
Mordechay Yekutiel(5)	198,394		*
Andy Goren(6)	—		—
Michael Yuhas(7)	—		—

Total	10,057,171		35.5%

*	Indicates less than 1%.

(1)	Calculated as of June 26, 2009 based on the 28,349,171 shares of Common Stock of the Company believed to be outstanding.

(2)	Mr. Brandt’s address is 31878 Del Obispo St., Suite 118-131, San Juan Capistrano, CA 92675.

(3)	Dr. Bunney’s address is D438 Medical Sciences Bldg I, Department of Psychiatry and Human Behavior, University of California, Irvine, CA 92697-1675

(4)	Mr. Murray’s address is 100 Calle Iglesia, San Clemente, CA 92672.

(5)	Mr. Yekutiel’s address is 5106 Coldwater Canyon #22, Sherman Oaks, CA91423.

(6)	Mr. Goren’s address is 17682 Mitchell North, Suite 203, Irvine, CA 92614.

(7)	Mr. Yuhas’ address is 10711 Red Run Blvd., Suite 112, Owings Mills, MD 21117

(8)	Consists of 7,934,631 shares of Common Stock (including 540,000 shares owned by Mr. Brandt’s children) held by Mr. Brandt as well as 601,646 shares reserved for issuance upon exercise of warrants to purchase Common Stock and 1,302,500 shares reserved for issuance upon exercise of options to purchase Common Stock.

(9)	Consists of 20,000 shares of Common Stock reserved for issuance upon exercise of options to purchase Common Stock.

TRANSACTIONS OF THE PARTICIPANTS IN COMPANY SECURITIES
The following table sets forth for Leonard J. Brandt and each of the Nominees their purchases and sales (indicated in parenthesis) of Common Stock within the previous two years, the dates of the transactions and the amounts purchased or sold:

Name	Trade Date	Quantity
Leonard J. Brandt	June 9, 2009	607,900
Leonard J. Brandt	June 19, 2009	2,124,740
William E. Bunney, Jr. M.D.	—	—
William Murray	—	—
Mordechay Yekutiel	—	—
Andy Goren	—	—
Michael Yuhas	—	—
LEGAL PROCEEDINGS
Litigation
On June 29, 2009, the Delaware Court of Chancery denied a motion brought by the Company seeking a Temporary Restraining Order against Leonard Brandt and other defendants, seeking to prohibit them from calling a special stockholder meeting. The Company’s complaint was filed on Friday, June 26, 2009 in the Delaware Court of Chancery and captioned CNS Response, Inc. v. Leonard Brandt, Meyerlen, LLC, EAC Investment LP et al. (CA 4688 ). The Company sought a court order prohibiting a meeting of stockholders from taking place. The Company argued that it would suffer irreparable harm if the meeting were allowed to take place. The Court determined that holding a stockholders’ meeting would not cause the Company irreparable harm because the Company will have adequate opportunity after the meeting is held to raise challenges as to validity of the meeting.
On July 2, 2009, the Company filed suit in the U.S. District Court, Central District of California alleging an injunction against Leonard Brandt based essentially the same federal claims that the Company previously alleged in its suit filed in the Delaware Court of Chancery in the above- referenced case. Mr. Brandt intends to seek to stay or dismiss the causes of action, to vigorously defend the action and to seek appropriate remedies against the Company and persons acting in concert with it.
See also the related description under the heading “ DISPUTE BY INCUMBENT BOARD OF SPECIAL MEETING.”

CERTAIN RELATIONSHIPS
On March 30, 2009, the Company entered into two Senior Secured Convertible Promissory Notes, each in the principal amount of $250,000 (each a “Note” and, collectively, the “Notes”), with Brandt Ventures, GP (“Brandt Ventures”) and SAIL Venture Partners, LP (“SAIL”). Leonard Brandt is the general partner of Brandt Ventures. The Notes accrue interest at the rate of 8% per annum.
The Notes are secured by a lien on substantially all of the assets (including all intellectual property) of the Company. The respective rights of each of Brandt Ventures and SAIL in respect of the lien are to remain on a parity with one each other without preference, priority or distinction during all times when both Notes are outstanding.
The Notes provide that any repayment made under either Note shall be made to each of Brandt Ventures and SAIL in equal amounts. However, SAIL subsequently entered into a loan agreement with the Company in which the Company agreed that, if SAIL demands the Company to do so, the Company will repay Brandt Ventures without repaying SAIL.
On June 30, 2009, each Note became due and payable if Brandt Ventures or SAIL, respectively, declares its respective Note due and payable. Although nonpayment on June 30, 2009 constituted an Event of Default as defined in the Notes, an earlier Event of Default occurred under the Notes when the Company terminated Leonard Brandt in April, 2009. At any time thereafter, the holders of the Notes could have together declared both Notes due and payable.
In the event of a liquidation, dissolution or winding up of the Company, unless Brandt and/or SAIL informs the Company otherwise, the Company shall pay such investor an amount equal to the product of 250% multiplied by the principal and all accrued but unpaid interest outstanding on the Note. A similar provision is found in connection with a subsequent $200,000 in original principal amount of additional secured indebtedness to SAIL, and a later subsequent $1,000,000 in original principal amount plus a premium of $90,000 of secured indebtedness incurred to John Pappajohn. Accordingly, in connection with the Notes, the subsequent indebtedness, and the liens accompanying them, a liquidation, dissolution or winding up of the Company could result in up to $1,250,000 becoming payable under the Notes, including $675,000 payable to Brand Ventures under its Note, plus up to $2,920,000 becoming payable under the subsequent indebtedness to SAIL and John Pappajohn, in each case not counting 250% of the accrued and unpaid interest and other charges permitted under the Notes or other related agreements.
The Notes provide that the principal and all accrued but unpaid interest outstanding under the Notes shall be automatically converted into the securities issued in an equity financing transaction of at least $1,500,000 (excluding any and all other debt that is converted), on the same terms as those offered to the lead investor in the equity financing except at a price for the securities of 90% of the per share price paid by the investors in such financing.
RELATIONSHIP BETWEEN NOMINEES
Andy Goren is a director, the President and a principal stockholder of PharmaGenoma, Inc. Mr. Brandt serves on the board of directors of that company. For details concerning the business of PharmaGenoma, please see the biography of Andy Goren.
Other Involvement or Contacts between the Company and Participants
On May 6, 2009, Mr. Brandt delivered a letter to Sail Venture Partners concerning his position since the fall of 2008 favoring lower expenditures, especially a reduced commercialization budget and that commercialization before clinical trial’s results are published will result in unnecessary dilution of the Company’s stockholders.

On June 26, 2009, at a hastily convened board held within hours of the Company’s filing of the complaint in the Delaware Court of Chancery, the incumbent Board purported to amend Section 1.2 of its Bylaws to eliminate the stockholders’ future ability to call a meeting for the election of directors.
At the same meeting, Mr. Brandt read to the Board of Directors a statement concerning his reasons for calling this special meetings of the stockholders.
On July 3, 2009 and on July 12, 2009, a representative of Leonard Brandt appeared at a special meeting of stockholders and voted Leonard Brandt’s shares in favor of adjournments of the meeting to a later date and at the same place. Representatives of the Company also attended and registered their objection to the special meeting each time.
Dr. Bunney is currently a scientific advisor of the Company.
Mr. Murray was asked to consider standing for election as a Board member by the Board as of early 2009.
Mr. Yuhas has had informal discussions of participation on the Board with an incumbent Board member other than Mr. Brandt.
Mr. Goren is an informal advisor to the Company on genomic matters
Mr. Yekutiel has been involved with NuPharm, which developed some of the technology that the Company is utilizing.
Of course, Mr. Brandt was the Company’s CEO until April 10, 2009. Mr. Brandt’s former employment and related matters are described elsewhere herein. See “Interests of Nominees”.
INTERESTS OF NOMINEES
If the Nominees are elected to the Board of Directors, Leonard J. Brandt will ask the board to consider and vote on whether to adopt other changes in management of the Company, whether to scale-back or change current budgets and spending plans, whether to proceed with current Company business strategies, whether to proceed with current Company financing strategies that likely will include sales of securities of the Company, whether to modify current Company plans on these subjects and whether to adopt alternative plans on these subjects.
On March 30, 2009, Leonard J. Brandt made a loan of $250,000 to the Company with his personal funds, and such loan is evidenced by a secured promissory note that may become convertible into securities of the Company in the event the Company completes an offering and sale of equity securities in a specified minimum amount. The secured promissory note is not presently convertible, and may not become convertible at all. The conversion price is unknown and will be based upon the future sales price, if any, in the qualified offering. For further discussion of the secured promissory notes issued by the Company to Mr. Brandt please see the preceding section “CERTAIN RELATIONSHIPS.” At some future time, Brandt may acquire securities of the Company under the terms of this secured promissory note. On April 10, 2009, the Company released Mr. Brandt from employment which was a default under the terms of the secured promissory note, making the secured promissory note immediately due and payable. The secured promissory note has not been repaid and is still in default. For further discussion of the employment agreement between Mr. Brandt and the Company, please see the section “COMPENSATION BY THE COMPANY OF PARTICIPANTS” subheading “Employment Agreement.”
Brandt intends to participate as an investor in future offerings of the Company.

The bridge loans made to the Company from March 2009 to the present, including the $250,000 bridge loan made by Leonard Brandt in March 2009, would convert to equity if the Company raises at least $1,500,000 of equity. The price and terms of the equity issued on conversion of the bridge loans would depend on the price and terms of the equity financing. See “CONCERNS ABOUT THE INCUMBENT BOARD (EXCEPT LEONARD BRANDT)” and “CONCERNS ABOUT THE COMPANY’S FINANCING TRANSACTIONS.” If Mr. Brandt’s bridge loan converts, Mr. Brandt would receive equity on the same terms as the lead investor in the financing and at a price that is 90% of the per share price paid for securities in the equity financing. Mr. Brandt does believe that raising equity in the minimum amount of $1,500,000 could serve the interests of the Company because it could cause all of the bridge loans to convert and also provide sufficient funds to operate until after the clinical trial results are announced, and he also believes that raising more than the minimum needed will adversely affect the price and terms of that equity financing and, thus, adversely affect from the Company’s standpoint the terms on which the bridge loans convert.
In the event the Nominees are elected, Leonard Brandt intends to request that the Board of Directors consider payment of the amounts Mr. Brandt believes are due under the terms of the secured promissory notes issued to Mr. Brandt by the Company on March 30, 2009.
Leonard J. Brandt also intends to seek reimbursement from the Company for those expenses incurred by Leonard J. Brandt relating to the Proxy Solicitation, if any Nominees are elected, but does not intend to submit the question of such reimbursement to a vote of the Stockholders. For an estimate of those costs, please see the section entitled “EXPENSES OF SOLICITATION” on page 3.
If elected to the Board of Directors, the Nominees who are non-employee directors may each receive whatever compensation for their services as directors as may be determined from time to time.
For information regarding ownership of the Company’s stock by the Nominees, including Leonard J. Brandt, please see “ SECURITY OWNERSHIP OF THE PARTICIPANTS ”.
Regarding any purchases and sales of the Company’s securities during the past two years by the participants, please see “ TRANSACTIONS OF THE PARTICIPANTS IN COMPANY SECURITIES”.
Independence of Nominees
Leonard J. Brandt served as the Company’s Chief Executive Officer until April, 2009, and William E. Bunney, Jr., M.D. currently serves on the Company’s Scientific Advisory Board. Except for Mr. Brandt and Dr. Bunney, all of the other nominees named in this consent solicitation statement for election at the meeting are independent, as independence is defined under the listing standards of the NASDAQ Stock Market, for purposes of board membership and committee memberships on all committees.
ARRANGEMENTS OR UNDERSTANDINGS WITH NOMINEES
The Nominees understand that, if elected as Directors of the Company, each of them will have an obligation under Delaware law to discharge his duties as a Director in good faith, consistent with his fiduciary duties to the Company and its Stockholders.
There is no arrangement or understanding between any Nominee and any other person pursuant to which the Nominee was selected as a Nominee.
CONCERNS ABOUT THE INCUMBENT BOARD (EXCEPT LEONARD BRANDT)
The incumbent Board is committed to continue spending money for commercializing its technology. Mr. Brandt believes that the stockholders would be better served by eliminating the current spending on commercialization, finishing the clinical trial, publicizing the results, and then raising sufficient money to spend on commercialization. Successful clinical trial results could become a significant milestone that could open the door to more successful commercialization of its technology and more successful fund raising.

A major concern about the incumbent members of the Board, except Leonard Brandt, relates to entrenchment
The Company cannot dispute that it has never held an annual meeting. The Company’s stockholders had sometimes acted by written consents in lieu of annual stockholder meetings, but not at all since November 2006. The incumbent Board members were never elected by the Company’s stockholders, although, to be perfectly fair to them, some of them, including Leonard Brandt, had been elected by shareholders of a California corporation that is now a subsidiary of the Company. They became directors of the Company in 2007 through a merger transaction The others directors were subsequently appointed by the directors without a vote of the Company’s stockholders.
An obvious aspect of the incumbent Board’s recent activities has been the Company’s legal fight against holding a special meeting of stockholders. The votes of current stockholders would be diluted if the Company issues more Common Stock, and if the Company places voting stock in the hands of the incumbent Board or other friendly hands, the incumbent Board could effectively perpetuate its control and ignore the will of the present stockholders. The Company did schedule their first and only annual meeting, in September, 2009, but additional shares of Common Stock might be issued by the record date for that meeting, presently set at August 27, 2009. Since both Sail Venture Partners and John Pappajohn could purchase (pursuant to their recently signed agreements) virtually all of the securities that the Company might offer, the fact that the Company is raising more money now is very concerning.
Mr. Brandt believes that a large financing could indeed, if the incumbent Board is not replaced, occur before the special meeting can be held, if at all, or before the record date for the annual meeting called by the Company and intended to be held in September, 2009.
The Company admitted in its complaint in Delaware that the Company’s next financing is being sought right now.
CONCERNS ABOUT THE COMPANY’S FINANCING TRANSACTIONS
The Company recently raised money (a total of $1,200,000 of convertible loans).
Consistent with its present budget, the Company has already completed significant “bridge” financings. The “bridge” loan lenders were Sail Venture Partners and John Pappajohn.
Sail Venture Partners is an affiliate of incumbent Board member David B. Jones.
John Pappajohn has been, as CEO George Carpenter described it to Mr. Brandt, “invited” to join the Board. Also, CEO George Carpenter introduced John Pappajohn to the Company.
Where a corporation deals with an insider, the transaction needs to be fair to the corporation. For that reason, the terms of the transaction should be measured against the terms that could be obtained from third parties.
Mr. Brandt is not uninformed concerning which third parties entered into discussions regarding these transactions or what the third parties, if any, might have offered. However what is evident is that both Sail Venture Partners an John Pappajohn have received a promise from the Company that each will have the right to invest in the Company a cumulative amount of $10,000,000 in any and all equity offerings, along with a promise that the Company will not enter into major corporate transactions without consent from Sail Venture Partners and John Pappajohn.

Outrageously, the management of the Company, in consultation with David B. Jones, Henry T. Harbin and George Carpenter, acting as a special committee formed in April 2009, made these agreements with Sail Venture Partners in May 2009 and John Pappajohn in June 2009 without seeking or obtaining approval of the Company’s Board until after both transactions were completed. On June 18, 2009 these transaction were however ratified by every incumbent member of the Board, except Leonard Brandt. At the meeting, to Mr. Brandt’s knowledge, the Board did not receive or discuss any opinion as to valuation or the fairness of the transactions to the Company and its stockholders from a financial point of view, there was limited discussion about the terms of the agreements and very limited discussion about how the terms were arrived at.
The terms of these transactions with Sail Venture Partners and John Pappajohn include two very problematic provisions:
Rights (but no obligations) to invest $10,000,000 in the Company ($10,000,000 by Sail Venture Partners and $10,000,000 by John Pappajohn) in any future financings or offerings of the Company
Rights of each investor to prohibit the Company from—
Acquiring any assets outside the ordinary course
Selling any assets outside the ordinary course.
Being acquired.
Making matters especially problematic, neither of the provisions is expressly subject to expiration. Neither of the agreements is expressly subject to termination.
Mr. Brandt believes the terms described immediately above are appalling and that they should be renegotiated or challenged through appropriate legal action.
The other terms of the transactions include:
John Pappajohn received seven-year warrants to purchase 3,333,333 shares of Common Stock for $0.30 per share; plus
John Pappajohn received a $1,000,000 promissory note that will, subject to certain conditions, convert into equity at 100% of the price paid by investors in the next equity offering of $1.5 million or more
Sail Venture Partners received seven-year warrants to purchase 100,000 shares at $0.25 per share; plus
Sail Venture Partners received a $200,000 promissory note that will, subject to certain conditions, convert into equity at 85% of the price paid by investors in the next equity offering of $1.5 million or more
The first major financing that was approved by the incumbent Board following the election of George Carpenter to the board in April 2009 was a $200,000 convertible loan from Sail Venture Partners, an affiliate of committee member David B. Jones. One of the provisions in that transaction ensured Sail Venture Partners has an ability to invest up to $10,000,000 in the Company from time to time in any offering the Company makes. Another provision ensured that Sail Venture Partners has an ability to veto any merger or other major transaction. Neither of these provisions has any express expiration, meaning these provisions of the agreement could bind the Company perpetually.
The next major financing that was approved by the Finance Committee was a $1,000,000 convertible loan from John Pappajohn, a person introduced to the Company by George Carpenter. Mr. Carpenter has stated that John Pappajohn had previously financed a company that Mr. Carpenter was involved with. In the recent loan agreement with the Company, Mr. Carpenter himself is ensured that, if he quits or is fired as CEO, an “Event of Default” exists. If an “Event of Default” exists, Mr. Pappajohn could demand to be repaid immediately. One of the other provisions in that transaction ensured John Pappajohn, like Sail Venture Partners, has an ability to invest up to $10,000,000 in the Company from time to time in any offering the Company makes. Another provision ensured that John Pappajohn, like Sail Venture Partners, has an ability to veto any merger or other major transaction. Neither of these provisions has any express expiration, meaning these provisions of the agreement could bind the Company perpetually.

Since March 2009, the Company has raised a total of $1,700,000 as “bridge loans”a bridge to an even larger financing. All those bridge loans could automatically convert into equity if and when the Company raises at least $1,500,000 more in equity. It is significant that the conversion price in all of the recently-completed financings is tied to the price that the Company obtains in the equity financing of $1.5 million or more. Sail Venture Partners and John Pappajohn will get more equity upon conversion of their bridge loans if the Company sells equity at a lower price. In fairness to them, he same holds true as for Leonard Brandt, who made a bridge loan in March 2009. However, only Sail Venture Partners and John Pappajohn have entered into agreements that ensure each of them the ability to invest as much as $10 million into the Company at whatever price the Company sells equity. The lower the offering price, the more equity that each one’s $10 million could buy.
The Company’s is raising equity before the release of its clinical trial data. If the market’s perception of Company is adversely affected by uncertainty about what the results will show, then the offering price for the Company’s equity would be lowered by that factor. If the uncertainty adversely affects the number of investors who will be interested, then the offering price would be lowered by that factor. Thus, if the clinical trial results are good and the equity offering precedes the release of the results, the bridge loans (which include the loan made by Leonard Brandt) might convert on terms that, while less favorable to the Company, are more favorable to the new investors and bridge loan makers. Also, if the clinical trial results are good and the equity offering precedes the release of the results, both Sail Venture Partners and John Pappajohn would have the contractual right to participate in the offering and might obtain even more equity or better terms for the same number of dollars.
On the other hand, if the clinical trial results are unfavorable, then raising equity before the clinical trial results are released would result in the Company raising equity at higher prices than it otherwise might, subject to the Company’s obligations under the securities laws to disclose all known material information to the investors in connection with the offer or sale of securities.
The Company admitted in its complaint in Delaware that the Company’s next financing is being sought right now.
In light of the conflict of interests that has arisen by virtue of the financial arrangements created in May and June 2009, and in light of the Company’s track record of negotiating and evaluating these transactions without independent oversight, Mr. Brandt lacks confidence that the Company’s anticipated financing will be on terms that are favorable, or fair, to the Company and its stockholders. Therefore Mr. Brandt recommends that you vote/consent FOR the Nominees named herein.
THE NOMINEES’ INTENTIONS AND PRESENT PLANS
Mr. Brandt is a proponent of reducing the Company’s budget for the remainder of calendar year 2009 until at least the public announcement, anticipated in November 2009, of the results of Company’s multi-site study of the effectiveness of the Company’s patented rEEG technology.
Mr. Brandt believes that spending for commercialization of the Company’s technology, and the financing needed for that spending, is premature before the clinical study’s results are known publicly and can be fully appreciated by the investors who provide the financing.
The study concerns evaluating the effectiveness of rEEG in guiding selection of medications for test subjects with treatment-resistant depression. During that initial period, the budget would devote resources primarily to the completion of the Company’s clinical trial followed by publicity and communication of the clinical trial’s results. Accordingly, spending for marketing and other activities would be reduced. Mr. Brandt anticipates that the Nominees, if elected, would consider minimizing all expenditures of the Company, and the budget may involve termination of some employees and consultants, particularly those engaged in commercialization.

The larger the budget, the more financing that the Company would immediately need. Conversely, the smaller the budget, the less financing that the Company would immediately need. Before releasing the results of the clinical trial, raising a smaller amount of capital, only as necessary to meet immediate needs of the Company’s reduced budget, Mr. Brandt believes is in the stockholders’ best interests.
Mr. Brandt believes it is clearly in the stockholder’s best interest only after announcement and publicity of the multi-site treatment-resistant depression trial, currently anticipated to begin in November, to raise more than minimal capital to advance commercialization of rEEG.
Mr. Brandt is also mindful of the onerous terms of the financing transactions completed in May 2009 between the Company and Sail Venture Partners and in June 2009 between the Company and John Pappajohn. Mr. Brandt believes that these agreements should be renegotiated. See “ CONCERNS ABOUT THE INCUMBENT BOARD (EXCEPT LEONARD BRANDT)” and “CONCERNS ABOUT THE COMPANY’S FINANCING TRANSACTIONS.” If these agreements cannot be renegotiated, then other alternatives include legal action.
Those financings also created about $1,800,000 of “bridge loan” indebtedness for the Company, all of which is currently due or may become due at any time if an Event of Default occurs and payment is then demanded by the holder of the indebtedness. The Company in March 2009 incurred another $500,000 of “bridge loan” indebtedness, so the total due under “bridge loans” has become approximately $1.8 million in total. In the event the Company completes an equity financing of at least $1.5 million, the indebtedness provides for its automatic conversion into equity if the indebtedness remains outstanding. Mr. Brandt anticipates that raising the minimum amount of equity in order to cause the conversion of that indebtedness could be in the best interests of the Company and its stockholders. Possible alternatives include renegotiation or legal action.
To the extent of the discussions that have taken place between Mr. Brandt and each of the other nominees, Mr. Brandt believes it would be fair to describe the Nominees, in general, as being in favor of this plan.
The nominees have no present plans to propose any extraordinary transactions, such as a sale of the Company or any sale or disposition of its assets outside the ordinary course.
Mr. Brandt and the Nominees have not yet arranged for the $1,500,000 of financing in order that the “bridge’ loan obligations may convert into equity. The other ways to address these obligations may include to obtain replacement financing for the Company, to negotiate a modification of the terms, or to bring a legal challenge as to the validity of the transactions or the terms.
The Nominees in general believe that it best serves the interests of the Company and the stockholders to raise as little financing as necessary until after the release of the clinical study’s results.
The nominees intend to consider and address, in a decisive manner, these and all other matters of greatest significance to the Company as promptly as practicable pending or following the election of the nominees.
The statements above are based on present knowledge, beliefs and expectations. The Nominees intend to carefully consider the Company’s circumstances and opportunities at the time if and when the Nominees are elected. Therefore, the foregoing statements are not meant to foreclose the nominees from other possible actions in the faithful discharge their fiduciary obligations to the Company and its stockholders.

COMPENSATION BY THE COMPANY OF THE PARTICIPANTS
Summary Compensation Table

							All Other
Name and		Salary	Bonus		Option Awards		Compensation
Principal Positions	Year	($)	($)		($)		($)		Total ($)
Leonard J. Brandt	2008	175,000	0	(5)	0		19,000	(4)	194,000
(Chief Executive Officer,	2007	175,000	0	(6)	1,025,600	(2)	18,000		1,218,600
Principal Executive Officer, Director)(1)	2006	175,000	10,000		196,500	(3)	59,700		441,200

(1)	For the fiscal years ended 2005 and 2006, Mr. Brandt agreed to forgo payment of his salary and allow CNS California to accrue such compensation. In August 2006, Mr. Brandt agreed to settle his claims for compensation through September 30, 2006 in the aggregate amount of $1,106,900 in exchange for the issuance of 298,437 shares of CNS California common stock, which were exchanged for 298,437 shares of our common stock on March 7, 2007 upon the Company’s merger with CNS California (the “Merger”).

(2)	The fair value of options was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: grant date fair value of $1.09; dividend yield of 0; risk free interest rate of 4.72%; expected volatility of 91% and an expected life of 5 years.

(3)	Represents options to purchase 2,124,740 shares of Common Stock for which the CNS California common stock underlying the originally issued options were exchanged upon the closing of the Merger. The options are fully vested and exercisable at $0.132 per share. The fair value of options was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: grant date fair value of $0.132; dividend yield of 0; risk free interest rate of 5.5%; expected volatility of 100% and an expected life of 5 years.

(4)	Relates to healthcare insurance premiums paid on behalf of executive officers by the Company.

(5)	For the 2008 fiscal first quarter ending December 31, 2007, Mr. Brandt was awarded but not paid a bonus of $9,531.

(6)	For Fiscal 2007, Mr. Brandt was awarded but not paid a bonus.
Outstanding Equity Awards at Fiscal Year-End 2008
The following table presents information regarding outstanding options held by the participants in the solicitation as of the end of the Company’s fiscal year ended September 30, 2008. None of the participants exercised options during the fiscal year ended September 30, 2008.

	Number of Securities Underlying
	Unexercised Options (#)		Option Exercise	Option Expiration
Name	Exercisable	Unexercisable	Price ($)	Date
Leonard Brandt (1)	2,124,740	0	0.132	August 11, 2011
	145,953	187,658	1.20	August 8, 2012
	586,274	382,615	1.09	August 8, 2017
William E. Bunney, Jr., M.D.(2)	10,000	10,000	0.96	April 16, 2018

(1)	On August 8, 2007, Mr. Brandt was granted options to purchase 1,302,500 shares of Common Stock. The options are exercisable at $1.20 per share as to 333,611 shares and $1.09 per share as to 968,889 shares. The options to purchase 333,611 shares vest as follows: options to purchase 83,403 shares vested on August 8, 2007, the date of grant; options to purchase 243,250 shares vest in equal monthly amounts of 6,950 shares over 35 months commencing on January 31, 2008; and the remaining options to purchase 6,958 shares vest on December 31, 2010. The options to purchase 968,889 shares vest as follows: options to purchase 269,357 shares vested on August 8, 2007, the date of grant; options to purchase 135,675 shares vested in equal monthly amounts of 27,135 shares over 5 months beginning on August 31, 2007; options to purchase 543,726 shares vest in equal monthly amounts of 20,138 shares over 27 months beginning on January 31, 2008; and the remaining options to purchase 20,131 shares vest on April 30, 2010.

(2)	On April 16, 2008, Dr. Bunney was granted options to purchase 20,000 shares of Common Stock with an exercise price of $0.96 per share. The options to purchase 20,000 shares have vested and continue to vest in 4 equal installments of 5,000 shares on each of the following dates: October 16, 2008, April 16, 2009, October 16, 2009, and April 16, 2010.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table
As the Company desired to retain our cash to fund our growth, the Company did not pay any bonuses to Leonard J. Brandt or any other executive officers during fiscal years ended September 30, 2008 and 2007. The bonus of $10,000 paid to Leonard J. Brandt in the fiscal year ended 2006 was determined by the Company’s Board of Directors, based on the performance of Mr. Brandt and of the Company.
The Company does not have a formal plan for determining the compensation of executive officers. Instead, each named executive officer negotiates the terms of their employment.
Employment Agreement
Prior to March 2007, CNS California entered into an Employment Agreement (the “Employment Agreement”) with Leonard J. Brandt. On March 7, 2007, the merger transaction between the Company’s subsidiary and CNS California was consummated. It is Mr. Brandt’s belief that the Employment Agreement with CNS California continued. During the period of his employment, Mr. Brandt received a base salary of $175,000 per year plus group healthcare insurance.
Under the Employment Agreement, Mr. Brandt’s employment was on an “at-will” basis. Upon involuntary termination of Mr. Brandt’s employment, Mr. Brandt was to become eligible to receive as severance his salary and benefits for a period equal to six months payable in one lump sum of $87,500. Mr. Brandt did not receive that amount and reserves his rights to assert a claim for such amount.
2006 Stock Incentive Plan
On August 3, 2006, CNS California adopted the CNS California 2006 Stock Incentive Plan (the “2006 Plan”). On March 7, 2007, in connection with the closing of the merger transaction with CNS California, the Company assumed the 2006 Plan and all of the options granted under the plan at the same price and terms. The following is a summary of the 2006 Plan, which the Company uses to provide equity compensation to employees, directors and consultants to the Company.
The 2006 Plan provides for the issuance of awards in the form of restricted shares, stock options (which may constitute incentive stock options (ISO) or nonstatutory stock options (NSO)), stock appreciation rights and stock unit grants to eligible employees, directors and consultants and is administered by the board of directors. A total of 10 million shares of Common Stock are reserved for issuance under the 2006 Plan. As of September 30, 2008, there were 8,964,567 options and 183,937 restricted shares outstanding under the 2006 Plan and 498,739 shares available for issuance of awards. The 2006 Plan provides that in any calendar year, no eligible employee or director shall be granted an award to purchase more than 3 million shares of stock. The option price for each share of stock subject to an option shall be (i) no less than the fair market value of a share of stock on the date the option is granted, if the option is an ISO, or (ii) no less than 85% of the fair market value of the stock on the date the option is granted, if the option is a NSO; provided, however, if the option is an ISO granted to an eligible employee who is a 10% shareholder, the option price for each share of stock subject to such ISO shall be no less than 110% of the fair market value of a share of stock on the date such ISO is granted. Stock options have a maximum term of ten years from the date of grant, except for ISOs granted to an eligible employee who is a 10% shareholder, in which case the maximum term is five years from the date of grant. ISOs may be granted only to eligible employees.
Compensation Discussion and Analysis
The Company does not have a designated compensation committee, its full Board of Directors oversees matters regarding executive compensation. The Board is responsible for all compensation functions. The Board also has the authority to select and/or retain outside counsel, compensation and benefits consultants, or any other consultants to provide independent advice and assistance in connection with the execution of its responsibilities.
Compensation Philosophy
The Company does not have a formal comprehensive executive compensation policy. It intends to establish such policies to further its corporate objectives.

Compensation Elements
The Company compensates its executives through a variety of components, which may include a base salary, annual performance based incentive bonuses, equity incentives, and benefits and perquisites, in order to provide its executives with a competitive overall compensation package. The mix and value of these components are impacted by a variety of factors, such as responsibility level, individual negotiations and performance and market practice. The purpose and key characteristics for each component are described below.
Severance and Change of Control Arrangements
The Company does not have a formal plan for severance or separation pay for its employees, but the Company typically includes a severance provision in the employment agreements of its executive officers that have written employment agreements with us. Generally, such provisions are triggered in the event of involuntary termination of the executive without cause or in the event of a change in control.
Accounting and Tax Considerations
The Company considers the accounting implications of all aspects of its executive compensation strategy and, so long as doing so does not conflict with its general performance objectives described above, the Company strives to achieve the most favorable accounting (and tax) treatment possible to the company and its executive officers.
Process for Setting Executive Compensation; Factors Considered
When making pay determinations for named executive officers, the Board considers a variety of factors including, among others: (1) actual company performance as compared to pre-established goals, (2) individual executive performance and expected contribution to its future success, (3) changes in economic conditions and the external marketplace, (4) prior year’s bonuses and long-term incentive awards, and (5) in the case of executive officers, other than Chief Executive Officer, the recommendation of its Chief Executive Officer. No specific weighing is assigned to these factors nor are particular targets set for any particular factor. Ultimately, the Board uses its judgment and discretion when determining how much to pay its executive officers and sets the pay for such executives by element (including cash versus non-cash compensation) and in the aggregate, at levels that it believes are competitive and necessary to attract and retain talented executives capable of achieving the Company’s long-term objectives.
COMPANY’S BOARD COMPOSITION AND COMMITTEES
Leonard J. Brandt serves as a director of the Company and until April 2009 served as Chairman of the Board.
Information provided by the Company indicates as follows:
The Company’s board of directors currently consists of five members: Leonard Brandt, George Carpenter, David Jones, Jerome Vaccaro and Henry Harbin. Except for Messrs. Carpenter and Harbin, who were appointed by the Board of Directors to fill vacancies created by expansions in the size of the Board of Directors, each director was elected either at a meeting of shareholders or by written consent of the shareholders of CNS California and became a director of the Company in connection with the merger of CNS California with a subsidiary of the Company.
Each of the Company’s directors will serve until the next annual meeting or until his or her successor is duly elected and qualified.

The Company is not a “listed company” under SEC rules and are therefore not required to have separate committees comprised of independent directors. The Company has, however, determined that David Jones, Jerome Vaccaro and Henry Harbin are “independent” as that term is defined in Section 4200 of the Marketplace Rules as required by the NASDAQ Stock Market. It has also determined that David Jones qualifies as an “audit committee financial expert” within the meaning of the rules and regulations of the SEC and that each of its other board members are able to read and understand fundamental financial statements and have substantial business experience that results in that member’s financial sophistication. Accordingly, the Company’s board of directors believes that each of its members has sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have. The Company does not have a separately designated audit, compensation or nominating committee of its board of directors and the functions customarily delegated to these committees are performed by its full board of directors.
Compensation Committee Interlocks and Insider Participation
The Company does not have a separately designated compensation committee of its board of directors and the functions customarily delegated to this committee are performed by its full board of directors. During its fiscal year ended September 30, 2008, Leonard Brandt, then the Company’s Chief Executive Officer in addition to being a director, participated in deliberations of the board of directors concerning executive officer compensation. No relationship with another entity or its officers or directors that would require disclosure under this caption had existed during fiscal year 2008.

ADDITIONAL INFORMATION
Please see the following sections for information about the participants: “Information with Respect to Nominees,” “Security Ownership of Participants,” “Transactions of the Participants in Company Securities,” “Legal Proceedings,” “Interests of Nominees,” “Arrangements and Undertakings with Nominees,” “Compensation by the Company of the Participants.” Each of these sections is included under the discussion of Proposal No. 1 beginning on page 3. Except as set forth in the aforementioned sections, during the past 10 years, (i) no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any of the Company’s securities; (iii) no participant in this solicitation owns any of the Company’s securities which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any of the Company’s securities during the past two years; (v) no part of the purchase price or market value of the Company’s securities owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any of the Company’s securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any of the Company’s securities; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his/its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation has, nor do any of their associates have, any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates; (xi) no participant in this solicitation has, nor do any of their associates have, any arrangement or understanding with any person with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xii) no person, including the participants in this solicitation, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting; (xiii) no participant in this solicitation is aware of any arrangement (including any pledge, voting trust, or contract for sale) which may at a subsequent date result in a change in control of the Company; (xvi) no participant in this solicitation is aware of any arrangement, or has reason to believe that any arrangement exists, under which 5% or more of any class of the Company’s voting securities is held or is to be held subject to any voting agreement, voting trust or other similar agreement; (xv) no participant in this solicitation is aware of any person or group that holds beneficial ownership of more than 5% of the outstanding shares of the Company or has the right to acquire beneficial ownership of more than 5% of such outstanding voting securities, except for persons or groups who may be identified through a review of publicly available information regarding the beneficial ownership of the Company.
The principal executive offices of the Company are located at 2755 Bristol Street, Suite 285, Costa Mesa, California 92626.

The information concerning the Company set forth herein has been taken from, or is based upon, publicly available information and information otherwise made available by the Company.
SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth the beneficial ownership of the Company’s common stock as of June 18, 2009, by (i) each person known by the Company to be the beneficial owner of more than five percent (5%) of the Company’s common stock, (ii) by each director, (iii) each of the Company’s principal executive officers, and (iv) all directors and executive officers as a group. The following information as to the security ownership of the Company, other than information as to the number of shares owned by Mr. Brandt, is based solely on the Company’s filings with the Securities and Exchange Commission and information available to Leonard J. Brandt.
The calculations of percentage of beneficial ownership are based on 28,349,171 shares of Common Stock believed outstanding on June 26, 2009. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated in the footnotes below the table, to the Company’s knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
Unless otherwise indicated, the address of each of the named executive officers, directors, director nominees and 5% or more stockholders named below is c/o CNS Response, Inc., 2755 Bristol St., Suite 285, Costa Mesa, CA 92626.

	Number of Shares
	Beneficially Owned
		Percentage of
Name of Beneficial Owner	Number	Shares Outstanding

Named Executive Officers and Directors:
Leonard J. Brandt (1) Director	9,838,777	32.5%
David B. Jones(2) Director	4,338,521	15.0%
Dr. Jerome Vaccaro Director (3)	20,000	*
Dr. Henry Harbin Director (4)	100,834	*
Daniel Hoffman Chief Medical Officer (5)	636,594	2.2%
George Carpenter President (6)	363,317	1.3%
Horace Hertz (7)	298,492	1.0%
Brad Luce (8)	17,187	*
Executive Officers and Directors as a group (8 persons) (9)	13,809,576	52%

	Number of Shares
	Beneficially Owned
			Percentage of
Name of Beneficial Owner	Number		Shares Outstanding

5% Stockholders:
John Pappajohn (10)	3,333,333	(10)	10.5	%(10)
Sail Venture Partners LP (2)	4,438,521	(2)	15.0	%(2)
W. Hamlin Emory (11)	1,317,099		4.6%
Heartland Advisors, Inc. (12)	2,340,000		8.1%
EAC Investment Limited Partnership (13)	1,766,279		6.1%
LMA SPC for and on behalf of Map 2 Segregated Portfolio; Partner Healthcare Offshore Fund, Ltd.;
Partner Healthcare Fund, L.P. (14)	1,625,000		5.7%
Brian MacDonald (15)	2,208,908		7.5%

*	Less than 1%

(1)	Consists of 7,934,631 shares of Common Stock (including 540,000 shares owned by Mr. Brandt’s children) held by Mr. Brandt as well as 601,646 shares reserved for issuance upon exercise of warrants to purchase Common Stock and 1,302,500 shares reserved for issuance upon exercise of options to purchase Common Stock.

(2)	Consists of (a) 3,109,406 shares of Common Stock and (b) 1,329,115 shares of Common Stock issuable upon the exercise of vested and exercisable warrants held by Sail Venture Partners, LP. Sail Venture Partners, LLC is the general partner of Sail Venture Partners, L.P.. The unanimous vote of the managing members of Sail Venture Partners, LLC (who are Walter Schindler, Alan Sellers, Thomas Cain, and David B. Jones), is required to voting and make investment decisions over the shares held by this selling stockholder. The address of Sail Venture Partners, L.P. is 600 Anton Blvd., Suite 1750, Costa Mesa, CA 92626. Excludes shares issuable under promissory notes in the amount of $250,000 that may be convertible at a price higher or lower than 30 cents per share.

(3)	Consists of options to acquire 20,000 shares of common stock issuable upon the exercise of vested and exercisable options.

(4)	Consists of (a) 8,333 shares of common stock, (b) 2,501 shares of common stock issuable upon the exercise of warrants to purchase common stock and (c) options to acquire 90,000 shares of common stock issuable upon the exercise of vested and exercisable options.

(5)	Consists of (a) 98,044 shares of common stock (b) options to acquire 526,049 shares of common stock issuable upon the exercise of vested and exercisable options, and (c) warrants to acquire 12,501 shares of common stock.

(6)	Consists of options to acquire 363,317 shares of common stock issuable upon the exercise of vested and exercisable options.

(7)	Consists of options to acquire 298,492 shares of common stock issuable upon the exercise of vested and exercisable options.

(8)	Consists of options to acquire 17,187 shares of common stock issuable upon the exercise of vested and exercisable options.

(9)	Consists of 8,354,774 shares of common stock and 6,851,203 shares of common stock issuable upon the exercise of vested and exercisable options and warrants.

(10)	Consists of the 3,333,333 shares issuable under a seven-year warrant to purchase shares of common stock for 30 cents each, but excludes (under SEC rules) shares issuable upon conversion of a promissory note in the amount of $1 million at a price that is indeterminate.

(11)	Consists of 1,015,334 shares of common stock, 4,233 shares of common stock issuable upon the exercise of warrants to purchase common stock and 297,532 shares of common stock issuable upon the exercise of vested and exercisable options to purchase common stock. The address of Mr. Emory is 9663 Santa Monica Blvd., Suite 221, Beverly Hills, CA 90210.

(12)	Consists of 1,800,000 shares of common stock and 540,000 shares reserved for issuance upon exercise of warrants to purchase common stock. Heartland Group Value Fund is affiliated with Hartland Investor Services, LLC, a registered broker/dealer and member of NASD. Heartland Group Value Fund purchased or otherwise acquired its shares in the ordinary course of business and, at the time of such purchase/acquisition, had no agreements or understandings, directly or indirectly, with any person, to distribute the securities to be resold. Mr. Paul T. Beste, Vice President & Secretary of Heartland Group Inc., exercises voting and investment authority over the shares held by this selling stockholder. The address of the selling stockholder is c/o Brown Brothers Harriman, 140 Broadway St., New York, NY 10005.

(13)	Consists of 1,249,846 shares of common stock and 516,433 shares of common stock issuable upon the exercise of warrants to purchase common stock. Anthony Morgentheau exercises voting and investment authority over the shares held by this selling stockholder. The address of the selling stockholder is 380 Leucadendra Drive, Cora Gables, FL 33156.

(14)	Consists of 224,110 shares of common stock and 67,233 shares reserved for issuance upon exercise of warrants to purchase common stock held by LMA SPC for and on behalf of Map 2 Segregated Portfolio; 651,090 shares of common stock and 195,327 shares reserved for issuance upon exercise of certain warrants to purchase common stock held by Partner Healthcare Fund, LP, and 374,800 shares of common stock and 112,440 shares reserved for issuance upon exercise of warrants to purchase common stock held by Partner Healthcare Offshore Fund, Ltd. Eric Moore, as the Chief Financial Officer of Partner Healthcare Offshore Fund, Ltd., exercises voting and investment authority over the shares held by Partner Healthcare Offshore Fund, Ltd. Eric Moore, as the Chief Financial Officer of Partner Healthcare Fund, L.P., exercises voting and investment authority over the shares held by Partner Healthcare Fund, L.P.. Robert P. Swan, as Director, exercises voting and investment authority over the shares held by LMA SPC for and on behalf of Map 2 Segregated Portfolio. The address of each of the stockholders is One Market Plaza, Steuart Tower, 22nd Floor, San Francisco, CA 94105.

(15)	Consists of 1,242,375 shares of common stock and 966,533 shares of common stock issuable upon the exercise of vested and exercisable options to purchase common stock. The address of Brian MacDonald is 4007 Beard Ave. South, Minneapolis, MN 55410.
CHANGE IN CONTROL PROVISIONS
If the Nominees are elected to the Board of Directors of the Company, the Nominees intend to review the terms of any change of control provisions that the Company is party to and evaluate whether the change of control provisions contained therein have been triggered and, consistent with their fiduciary duties, any other relevant circumstances.

Effect of Election of Nominees under Change of Control Provisions
The following paragraphs describe the effects of electing the Nominees and replacing the incumbent Board under the existing agreements of the Company that are known to the participants in this solicitation.
2006 Stock Incentive Plan
The removal of current directors and the election of the Nominees would permit the Company to accelerate the vesting of any or all unvested options or shares of restricted stock then outstanding under the Company’s 2006 Stock Incentive Plan, Accelerated vesting would make unvested options exercisable prior to their normal vesting dates and would make restrictions lapse as to restricted stock grants prior to their normal vesting dates.
The 2006 Stock Incentive Plan states that any options or restricted stock granted under that plan may contain a change of control provision at the time of its grant or the Company may also choose to accelerate vesting of some or all of the unvested options or restricted shares upon a change of control, even if those options did not, when originally granted, contain a change of control provision.
According to the Company’s most recent Form 10-K, “As of September 30, 2008, there were 8,964,567 options and 183,937 restricted shares outstanding under the 2006 Plan and 498,739 shares available for issuance of awards.” The Form 10-K did not provide, and Mr. Brandt does not have any reliable information concerning, the what portion of total number of options and stock grants is unvested. Therefore, the total number of options and restricted stock grants that could vest, by action of the incumbent Board or otherwise, upon the election of the Nominees is unknown to Mr. Brandt.
Based on information provided by the Company in its Form 10-K filed on January 13, 2009, the following named executive officers and non-employee directors hold options that are unvested. Unvested options could become exercisable upon a change of control.

		Exercise Price	Option Expiration
Name	Unexercisable	($)	Date
Leonard Brandt	125,108	$1.20	August 8, 2012
	201,373	$1.09	August 8, 2017
George Carpenter	252,801	$0.89	October 1, 2017
	292,205	$0.89	October 1, 2017
Daniel Hoffman	373,106	$1.09	August 8, 2017
Henry Harbin	5,000	$0.80	December 19, 2017
Brian McDonald	74,619	$1.09	August 8, 2017
William E. Bunney, Jr., M.D.	10,000	$0.96	April 16, 2018
TOTALS:	1,334,212
Mr. Brandt is not presently aware of any automatic vesting provision in the options held by him or in any of the other option agreements, although the Board can accelerate any or all these unvested options in its discretion in connection with a change of control.
The Form 10-K did not provide similar information concerning unvested restricted shares and Mr. Brandt does not otherwise have information as to the portion of those that are unvested. Mr. Brandt does not hold any restricted shares, whether vested or unvested, issued as a restricted stock grant under the 2006 Stock Incentive Plan.
DISSENTER’S RIGHTS OF APPRAISAL
Stockholders have no dissenter’s rights of appraisal of similar rights with respect to the Proposals.

31

STOCKHOLDER PROPOSALS FOR NEXT ANNUAL MEETING
The deadline for submitting stockholder proposals for inclusion in the Company’s proxy statement and form of proxy for the Company’s next annual meeting is no later than a reasonable time before the Company begins to print and send its proxy materials.

Dated: July __, 2009	Sincerely,
/s/ Leonard J. Brandt
Leonard J. Brandt

PRELIMINARY COPY
Definitive copies of this Proxy, when filed with the Securities and Exchange Commission, are intended to be first sent, given or released to holders of Common Stock on _____, 2009, or prior to that date as the Securities and Exchange Commission may authorize upon a showing of good cause.
PROXY
THIS PROXY IS SOLICITED BY LEONARD J. BRANDT.
THIS PROXY WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS AS INDICATED HEREON. IF NO INDICATION IS MADE, THE SIGNED AND DATED PROXY WILL BE VOTED FOR ALL PROPOSALS.
The undersigned stockholder of CNS RESPONSE, INC., a Delaware corporation (the “Company”), hereby appoints Leonard J. Brandt as proxy and attorney-in-fact with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Special Meeting of Stockholders of the Company to be held on ______, 2009, and at any adjournment(s) or postponement(s) thereof, and to vote all shares of Common Stock that the undersigned would be entitled to vote if then and there personally present, to cumulate such votes if cumulative voting is requested, on the matters set forth below, to vote for any substitute nominee designated by Leonard J. Brandt in any of the persons named below is unable to serve, to vote in the sole discretion of Leonard J. Brandt on any other matter or matters that may properly come before the meeting, to receive this proxy by electronic transmission and to copy and deliver this proxy in any manner:
PROPOSAL 1: TO ELECT THE FOLLOWING PERSONS TO THE BOARD OF DIRECTORS OF CNS RESPONSE, INC. TO SERVE UNTIL THE NEXT ANNUAL MEETING OF STOCKHOLDERS AND UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED.

☐ APPROVE ALL	☐ WITHHOLD APPROVAL AS TO ALL	☐ ABSTAIN
TO WITHHOLD APPROVAL AS TO ANY INDIVIDUAL(S), STRIKE OUT THE NAME(S) BELOW.
Leonard J. Brandt William E. Bunney, Jr., M.D. William Murray
Mordechay Yekutiel Andy Goren Michael Yuhas
THE UNDERSIGNED AUTHORIZES LEONARD J. BRANDT OR HIS DESIGNATES TO DELIVER THIS PROXY AND COPIES THEREOF AT THE MEETING OR TO CNS RESPONSE, INC. OR ITS AGENTS IN ANY MANNER.
SIGNATURE(S) [EACH PROXY MUST BE SIGNED AND DATED.]
Dated:  _____, 2009

(Signature of Stockholder)	Print Name

(Signature if held jointly)	Print Name
PLEASE FAX THIS PROXY TO 949-743-2785
OR SEND IT TO LEONARD J. BRANDT IN THE ENCLOSED ENVELOPE.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS
Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting To Be Held on [_____, 2009].
1. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.
2. The proxy statement is available at http://www.leonardjbrandt.com/proxy.
3. If you want to receive a paper or e-mail copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed below on or before [_____, 2009] to facilitate timely delivery.
The Special Meeting of Stockholders in lieu of an Annual Meeting of CNS Response, Inc. will occur on _____, 2009 at  _____, at the Office of United Corporate Services, Inc., 874 Walker Road, Suite C, Dover, Delaware 19904.
Action will be taken on these matters—
Election of directors
Leonard J. Brandt is soliciting proxies and recommends a vote FOR the election of all his nominees— Leonard J. Brandt, William E. Bunney, Jr., M.D., William Murray, Mordechay Yekutiel, Andy Goren, Michael Yuhas.
The definitive proxy statement and proxy card, and all future solicitation materials of Leonard J. Brandt, are being made available at http://www.leonardjbrandt.com/proxy.
Holders of CNS Response, Inc. securities can request a copy of the proxy statement and form of proxy for the particular meeting to which the proxy materials being furnished relate by any of these methods: (A) toll-free at (877) 962-2288, (B) by email to lenproxy@leonardjbrandt.com, or (C) by requesting them at http://www.leonardjbrandt.com/proxy.
The form of proxy can be downloaded with the proxy statement by clicking the button entitled “Proxy Statement and Form of Proxy.” The form of proxy can then be printed, signed and delivered as indicated.
Holder of Common Stock of CNS Response, Inc. can obtain directions to be able to attend the meeting and vote in person (A) toll-free at (877) 962-2288, (B) by email to len@leonardjbrandt.com, or (C) by requesting them at http://www.leonardjbrandt.com/proxy.

CONSENT OF NOMINEE
The undersigned hereby consents to being named as a nominee for election as a director of CNS Response, Inc., a Delaware corporation (the “Company”) in the proxy statement and other proxy materials concerning the undersigned’s nomination in connection with the solicitation from stockholders of the Company of proxies to be voted at the 2009 special meeting of stockholders of the Company, including any adjournments or postponements thereof, and, if elected, to serve as a director of the Company.

/s/ Leonard J. Brandt Name: Leonard J. Brandt Date: June 26, 2009

CONSENT OF NOMINEE
The undersigned hereby consents to being named as a nominee for election as a director of CNS Response, Inc., a Delaware corporation (the “Company”) in the proxy statement and other proxy materials concerning the undersigned’s nomination in connection with the solicitation from stockholders of the Company of proxies to be voted at the 2009 special meeting of stockholders of the Company, including any adjournments or postponements thereof, and, if elected, to serve as a director of the Company.

/s/ Andy Goren Name: Andy Goren

CONSENT OF NOMINEE
The undersigned hereby consents to being named as a nominee for election as a director of CNS Response, Inc., a Delaware corporation (the “Company”) in the proxy statement and other proxy materials concerning the undersigned’s nomination in connection with the solicitation from stockholders of the Company of proxies to be voted at the 2009 special meeting of stockholders of the Company, including any adjournments or postponements thereof, and, if elected, to serve as a director of the Company.

/s/ Mordechay Yekutiel Name: Mordechay Yekutiel

CONSENT OF NOMINEE
The undersigned hereby consents to being named as a nominee for election as a director of CNS Response, Inc., a Delaware corporation (the “Company”) in the proxy statement and other proxy materials concerning the undersigned’s nomination in connection with the solicitation from stockholders of the Company of proxies to be voted at the 2009 special meeting of stockholders of the Company, including any adjournments or postponements thereof, and, if elected, to serve as a director of the Company.

/s/ William Murray Name: William Murray
Date: June 28, 2009

CONSENT OF NOMINEE
The undersigned hereby consents to being named as a nominee for election as a director of CNS Response, Inc., a Delaware corporation (the “Company”) in the proxy statement and other proxy materials concerning the undersigned’s nomination in connection with the solicitation from stockholders of the Company of proxies to be voted at the 2009 special meeting of stockholders of the Company, including any adjournments or postponements thereof, and, if elected, to serve as a director of the Company.

/s/ William E. Bunney, Jr., M.D. Name: William E. Bunney, Jr., M.D.

CONSENT OF NOMINEE
The undersigned hereby consents to being named as a nominee for election as a director of CNS Response, Inc., a Delaware corporation (the “Company”) in the proxy statement and other proxy materials concerning the undersigned’s nomination in connection with the solicitation from stockholders of the Company of proxies to be voted at the 2009 special meeting of stockholders of the Company, including any adjournments or postponements thereof, and, if elected, to serve as a director of the Company.

/s/ Michael Yuhas Name: Michael Yuhas